EXHIBIT 11.1

HASBRO, INC. AND SUBSIDIARIES
Computation of Earnings Per Common Share
Six Months Ended June 30, 2002 and July 1, 2001
(Thousands of Dollars and Shares Except Per Share Data)

	2002		2001
	-----------------		-----------------
	Basic	Diluted	Basic	Diluted
	-------	-------	-------	-------
Net earnings (loss) before cumulative effect
of accounting change	$(42,946)	(42,946)	(42,289)	(42,289)
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Weighted average number of shares
outstanding:
Outstanding at beginning of period	172,537	172,537	171,886	171,886
Exercise of stock options and warrants:
Actual	122	122	92	92
Assumed	-	-	-	-
	------------	------------	------------	------------
Total	172,659	172,659	171,978	171,978
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Per common share:
Net earnings (loss) before cumulative effect
of accounting change	$ (.25)	(.25)	(.25)	(.25)
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